Exhibit 12.2 - COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         CONTINENTAL RESOURCES, INC.

                                               YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------------
                                   1994         1995         1996           1997          1998
                                  ------       ------       ------         ------        ------

EARNINGS (1)<F1>                   4,471        6,121        21,563         17,256        (17,980)

FIXED CHARGES (2)<F2>                670        2,396         4,550          4,804         12,704

TOTAL EARNINGS & FIXED CHARGES     5,141        8,517        26,113         22,060         (5,276)

RATIO                               7.7          3.6           5.7            4.6            n/a

Earnings insufficient to cover fixed charges by                                            17,980

<F1>
(1) "Earnings" represents income (loss) before provision for federal and state income taxes or income tax benefits. "Fixed charges" consist of interest expense and amortization of costs incurred in connection with the Offering.
<F2>
(2) To give effect to the issuance of $150 million of Senior Subordinated Notes due 2008 with an interest rate of 10.25%. For purposes of computing the Ratio of Earnings to Fixed Charges, interest expense includes interest on the Senior Subordinated notes together with amortization of the underwriting discounts and expenses of the Offering; for the period ended December 31, amortization expense was $460,000 and for the period ended December 31, 1998 amortization expense was $456,000.